UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  NYMAGIC, Inc.
                                  --------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                               Cummings & Lockwood
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 659-1250
                                 --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 31, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__]





                                                               Page 1 of 5 pages

--------------------------------             ----------------------------------
CUSIP No. 629484 10 6                        Page 2 of 5 Pages

--------------------------------             ----------------------------------

------------ ------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Robert G. Simses

------------ ------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) |X|
                                                            (b) |_|
------------ ------------------------------------------------------------------
     3       SEC USE ONLY

------------ ------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             OO

------------ ------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                              |_|

------------ ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

------------------------- -------- --------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   0
                          -------- --------------------------------------------
         SHARES              8     SHARED VOTING POWER

      BENEFICIALLY

        OWNED BY                   733,944
                          -------- --------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER

       REPORTING
         PERSON                    0
                          -------- --------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER

                                   733,944

------------ ------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             733,944

------------ ------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                          |_|

------------ ------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.79%

------------ ------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN

------------ ------------------------------------------------------------------

                                  Introduction

     This Schedule is being filed in order to report the transfer of 366,972 shares of common stock, $1.00 par value ("Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from Louise B. Tollefson ("L. Tollefson") to the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 (the "LBT Trust") and 366,972 shares of Common Stock from Bennett H. Tollefson ("B.
Tollefson") to the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 (the "BHT Trust"). The beneficiaries of the LBT Trust and the BHT Trust (collectively, the "Trusts") are all charitable in nature, and the co-trustees of each of the Trusts are First Union National Bank and Robert G. Simses ("Simses"). The transfers described above were effected on March 31, 2000.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule relates is the Issuer's Common Stock, $1.00 par value. The Issuer is NYMAGIC, Inc., a New York corporation, and its principal executive offices are located at 330 Madison Avenue, New York, New York 10017.

Item 2. Identity and Background.

     This Schedule is being filed by Simses in his capacity as a co-trustee of each of the Trusts. The principal business address of Simses is Cummings & Lockwood, 140 Royal Palm Way, Suite 205, Palm Beach, Florida 33480. Simses is a partner at Cummings & Lockwood, a law firm headquartered in Stamford, Connecticut.

     During the last five years, Simses has neither been convicted in a criminal proceeding nor been the subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The transactions that require the filing of this Schedule were transfers that were effected without consideration. On March 31, 2000, the shares of Common Stock were transferred to the Trusts.

Item 4. Purpose of Transaction.

     The purpose of the transfer of 366,972 shares of Common Stock from L. Tollefson to the LBT Trust was to implement certain aspects of L. Tollefson's estate and tax planning objectives. The purpose of the transfer of 366,972 shares of Common Stock from B. Tollefson to the BHT Trust was to implement certain aspects of B. Tollefson's estate and tax planning objectives.

     Simses has no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by Simses as of the date hereof:


                          Number of Shares         Number of Shares
                      Beneficially Owned With     Beneficially Owned       Aggregate Number       Percentage of
                          Sole Voting and       With Shared Voting and        of Shares         Shares Beneficially
        Name             Dispositive Power         Dispositive Power      Beneficially Owned          Owned
        ----             -----------------         -----------------      ------------------    -------------------


Robert G. Simses                 0                      733,944                733,944                7.79%


     (c) Simses acquired beneficial ownership of 733,944 shares of Common Stock on March 31, 2000, in transfers from L. Tollefson to the LBT Trust and from B. Tollefson to the BHT Trust. Simses gave no consideration for such shares.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of those certain Trust Agreements, each dated as of March 30, 2000, executed in connection with the establishment of the Trusts, Simses shall, upon the fifteenth anniversary of the date of the Trusts, distribute the then-remaining trust estate in each of the Trusts to the grandchildren of L. Tollefson or their surviving progeny.

Item 7. Material to Be Filed as Exhibits.

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 7, 2000


                                              /s/ ROBERT G. SIMSES
                                        --------------------------------
                                                 Robert G. Simses